Valley National Bancorp

1455 Valley Road

Wayne, NJ 07470

September 23, 2011

Mr. Todd K. Schiffman

Assistant Director

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Valley National Bancorp
File No. 001-11277
Form 10-K for the fiscal year ended December 31, 2010, filed March 1, 2011
Schedule 14A, filed March 11, 2011
Form 10Q for the quarterly period ended March 31, 2011, filed May 9, 2011

Dear Mr. Schiffman:

We are in receipt of your letter dated September 12, 2011 (the “Comment Letter”) concerning the above-captioned filings of Valley National Bancorp (or collectively with its subsidiaries referred to as “Valley,” “the Company”, “we,”“our” and “us”). We are pleased to respond to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) contained in the Comment Letter. In response to your comments, we intend to include additional disclosure, if applicable, in Valley’s Form 10-Q for the quarterly period ended September 30, 2011, Valley’s Form 10-K for the fiscal year ended December 31, 2011 and Valley’s Schedule 14A for its 2012 Annual Shareholders Meeting.

To facilitate your review, we have repeated your comments below in bold type, followed by our response. The numbers correspond to the numbers in the Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2010

Business, page 3

1.	We note your response to comment 1. Please revise your disclosure consistent with Item 101(a)(1) to disclose the following:

•

any requirements, conditions, exceptions or qualifications to the FDIC loss-sharing agreements, the consequences of any failure to fulfill the requirements and any limits on the amount or types of losses the FDIC will cover;

•	any limits or conditions on your ability to sell the acquired loans and the related loss-sharing agreements; and

•

the date(s) under which the obligations of the FDIC to share losses expire and the dollar amount of loans that will mature after expiration of the shared loss period under the FDIC loss-sharing agreements.

Mr. Todd Schiffman

Securities and Exchange Commission

September 23, 2011

2.	We note your response to comment 2 and your implicit statement in the last paragraph on page 2 of your response letter that thirty nine percent of your loan portfolio consists of loans that are covered by FDIC loss-sharing agreements. Please provide to us and undertake to include in your future filings, a revised response as follows:

•	quantify the aggregate amount and percentage of your loan portfolio that was not originated by you;

•	clarify, here and elsewhere the extent to which consumer loans are home equity loans:

•

as we requested, in the section entitled “Loans Originated by Third Parties” on page 3 of your letter, expand your disclosure to disclose any material differences in underwriting standards in the thirty nine percent of your loans that you acquired from your standards, including the extent to which these loans are “no doc”, subprime, and/or alt a loans; and

•

clarify on the 13th line of page three whether all of the loans that were not originated by you were “reviewed on an individual loan-by-loan basis by Valley prior to purchase to ensure each loan meets Valley’s credit underwriting standards.”

Company Response: With respect to the Staff’s comment 2, the Company wishes to clarify that loans covered by FDIC loss-sharing agreements do not comprise 39% of Company’s total loan portfolio. In fact, covered loans totaled approximately $357 million, or 3.8% of the Company’s total loan portfolio at December 31, 2010 and approximately $308 million, or 3.2% of the Company’s total loan portfolio at June 30, 2011. As noted below, in future filings the Company will further clarify its disclosures with respect to the portion of its total loans covered by the FDIC loss-sharing agreements.

The Company also believes that its covered loans are not currently material to its total loan portfolio, and were not material at December 31, 2010 and June 30, 2011. Furthermore, the Company anticipates that as its total loan portfolio increases and the amount of covered loans decrease (primarily due to loan repayments) the importance of the covered loans relative to the Company’s total loan portfolio will decrease further. Accordingly, the Company respectfully requests that the Staff permit the Company to include disclosure responsive only to certain of the items set forth above.

The Company’s proposed disclosure which will be included in future filings is provided below with new language included in bold type.

“We have grown significantly in the past five years primarily through both de novo branch expansion and bank acquisitions, including the following most recent bank transactions:

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In July 2008, we acquired Greater Community Bancorp, the holding company of Greater Community Bank, a commercial bank with approximately $1.0 billion in assets, $812 million in loans (mostly commercial real estate loans), $715 million in deposits and 16 branches in northern New Jersey. The purchase price of $167.8 million was paid through a combination of Valley’s common stock (9.6 million shares) and 964 warrants. Each warrant is entitled to 1.1025 Valley common shares issuable upon exercise at $17.24 per share. The warrants have an expiration date of June 30, 2015, and to date, all of the warrants issued remain outstanding.

•

In March 2010, the Bank acquired $688.1 million in certain assets, including loans totaling $412.3 million (primarily commercial and commercial real estate loans), and assumed all of the deposits totaling $654.2 million, excluding certain brokered deposits and borrowings, of The

Mr. Todd Schiffman

Securities and Exchange Commission

September 23, 2011

Park Avenue Bank and LibertyPointe Bank, both New York State chartered banks, from the Federal Deposit Insurance Corporation (“FDIC”). The deposits from both FDIC-assisted transactions were acquired at a 0.15 percent premium. In addition, as part of the consideration for The Park Avenue Bank FDIC-assisted transaction, the Bank agreed to issue a cash-settled equity appreciation instrument to the FDIC. The valuation and settlement of the equity appreciation instrument did not significantly impact Valley’s consolidated financial statements for the year ended December 31, 2010.

In connection with both of the FDIC-assisted transactions, the Bank entered into loss-share agreements with the FDIC. Under the terms of the loss-sharing agreements, the Bank will share in the losses on assets and other real estate owned (referred to as “covered loans” and “covered OREO”, together “covered assets”). The Bank may sell the acquired loans (with or without recourse) but in such case the FDIC loss-sharing agreements will cease to be effective for any losses incurred on such loans. Additionally, any related FDIC loss-share receivable would be uncollectable and written-off upon settlement of the sale. The commercial and single family (residential) loan loss-sharing agreements with the FDIC expire in March of 2015 and 2020, respectively. The Company expects approximately 75 percent of the covered loans to mature, substantially paydown under contractual loan terms or work through our collection process on or before the expiration of the related loss-sharing agreements. See Note 2 to the consolidated financial statements and Exhibits 2A and 2B incorporated by reference under Part IV Item 15 of this Annual Report for further details regarding these transactions. As of December 31, 2010 the Company had approximately $357 million in covered loans which comprised 3.8% of its total loan portfolio.”

In addition, the Company will clarify its disclosure in future filings so there is no confusion regarding the amount of covered loans included in its total loan portfolio as follows:

“Over 61 percent of our loan portfolio consists of non-covered commercial real estate and residential mortgage loans (i.e., loans which are not subject to loss-sharing agreements with the FDIC) at December 31, 2010. Of the remaining 39 percent, approximately 35 percent consists of different categories of non-covered loans and approximately 4 percent consists of loans covered by the FDIC loss-sharing agreements.”

In future applicable filings, we will also clarify that the Company’s discussion of loans originated by third parties does not include the covered loans purchased from the FDIC, as follows:

“Loans Originated by Third Parties

From time to time, the Bank purchases residential mortgage and automobile loans originated by, and sometimes serviced by, other financial institutions based on several factors, including current secondary market rates, excess liquidity and other asset/liability management strategies. Purchased residential mortgage loans and automobile loans (excluding covered loans purchased from the FDIC in March 2010) totaled approximately $309.8 million and $94.9 million, respectively, at December 31, 2010 representing 16.1 percent and 11.2 percent of our total residential mortgage and automobile loan portfolios, respectively. Of the $309.8 million in purchased residential mortgage loans, $232.5 million were originated by board-approved independent mortgage bankers and purchased at various dates. The remainder of the purchased loans represents loans acquired through a small number of pooled purchases by Valley National Bank and banks acquired by us prior to 2009, and based on our experience, the underwriting of such loans, other than a small loan pool purchased in late 2008, does not materially

Mr. Todd Schiffman

Securities and Exchange Commission

September 23, 2011

differ from our underwriting standards. The underwriting documentation for loans originated by independent mortgage bankers is carefully reviewed on an individual loan-by-loan basis by Valley prior to purchase to ensure each loan meets Valley’s credit underwriting standards. All of the purchased automobile loans are also selected using Valley’s underwriting criteria at the time of purchase. At December 31, 2010, the independent mortgage bankers originated mortgage loans had loans past due 30 days or more totaling 1.7 percent of these loans as compared to 2.2 percent for our total residential mortgage portfolio, including all delinquencies. Overall, the purchased residential mortgage and automobile portfolios had loans past due 30 days or more totaling 4.3 percent and 0.6 percent, respectively, of the total loans within each respective portfolio at December 31, 2010.”

Schedule 14A, filed March 11, 2011

Executive Compensation, Executive Summary, page 23

3.	We note your proposed response to comment 8. Please provide to us and undertake to include in your future filings, the following changes:

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delete your claim that banks in the KBW Regional Bank Index and the top 200 financial institutions in the US experienced bank failures “at high levels” in 2010 or provide us with the basis for this claim; and

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delete your claims that “many” banks in the KBW Regional Bank Index and the top 200 financial institutions in the US “reported greatly reduced earnings” in 2010 or quantify the percentage of each of these groups of banks whose earning were “greatly reduced” and quantify by percentage the amount of the decline in earnings that you consider to be “greatly reduced.”

Company Response: The Company will delete the claims referenced above in future filings. The revised disclosure is set forth below:

“OUR 2010 PERFORMANCE. 2010, like its predecessor, was not an easy year for financial institutions in general, including financial institutions within the KBW Regional Bank Index and the top 200 financial institutions in the United States. ~~Bank failures in general and within these groups occurred at high levels. Many banks, including those within these groups, reported greatly reduced earnings or actual losses and continued to reduce or eliminate dividends to common shareholders.~~ While our 2010 operating results were below our long term objectives, they were improved over 2009, which in turn was an improvement over 2008. ~~This was not the case for many regional banks and financial institutions, including those within the groups identified above.~~ We reported net income of $116.1 million in 2009, compared with $93.6 million in 2008. Some highlights for 2010 were:”

Peer Group Considerations, page 26

4.	We note your proposed response to comment 9. Please provide to us and undertake to include in your future filings a revised response as follows. Please revise your justification for using a customized index for your compensation for your executive officers but instead of the Keefe, Bruyette & Woods Regional Banking Index which you use to compare your return to shareholders.

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We note one basis for not using the KBW Regional Banking Index is your claim that you use a customized index to “exclude banks of significantly different size.” We note, however, that one third of the twenty four banks in your peer group have assets of more than fifty percent more than you with one bank having more than four times as many

Mr. Todd Schiffman

Securities and Exchange Commission

September 23, 2011

assets than you and another bank with assets of almost three times as many assets as you. Please revise accordingly.

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We note one basis for not using the KBW Regional Banking Index is your claim that you use a customized index to include banks that have “geographic proximity” to you. We note, however, that only three of the twenty four members in your customized peer group are in your primary market area New Jersey and only three are in New York while half (twelve) of the twenty four banks in your customized peer group are not in your region but are in states far from New Jersey including California, Texas, Oklahoma, Wisconsin, Minnesota, Missouri, Illinois, Ohio, Louisiana, and Mississippi. Please revise accordingly.

As we have requested, noting that most of the companies in your peer group have revenues higher than you and more assets than you but lower net income than you do, disclose the reasons that you for set the ranges so broadly (revenues between $324 million and $2.97 billion, net income between a loss of $132 million and a gain of $527 million, total assets between $6.84 million and $60.27 billion and market cap between $744 million and $7.21 billion).

As we have requested in our two previous letters, disclose the basis for including in your customized peer group certain financial institutions but omitting other financial institutions that are within the same ranges. For instance, we note that according to the FDIC, there are eleven commercial banks in the State of New Jersey and thirty two in New York with assets over $1 billion but you only include three of the eleven from New Jersey and three of the thirty two from New York in your peer group. Please provide to us and undertake to include in your future filings a revised response.

Company Response: In response to the Staff’s comments and in lieu of responding to the questions posed by the Staff, the Company undertakes to use the identical peer group in comparing our return to shareholders in the Form 10-K for the year ended December 31, 2011 and in comparing our executive compensation in the 2012 Schedule 14A. At this time, the Company intends to use the financial institutions included in the KBW Regional Banking Index for both comparisons. However, the Company, after consultation with its Board of Directors and/or Compensation and Human Resources Committee, as appropriate, may choose to use a different peer group. Regardless of which peer group is chosen, the Company undertakes to utilize the same peer group for both comparisons.

The Company also intends to disclose in the 2012 Schedule 14A the same financial metrics for the peer group selected as were included in page 26 of the Company’s 2011 Schedule 14A. However, the decisions as to which financial metrics will be included are subject to the review and approval of the Company’s Board of Directors and/or Compensation and Human Resources Committee, as appropriate.

Mr. Todd Schiffman

Securities and Exchange Commission

September 23, 2011

Valley hereby acknowledges the following:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to its filings with the Commission; and;

•	Valley may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our responses. If you have any questions or require any additional information, please do not hesitate to contact me at 973-305-4003.

Very truly yours,

/s/ Alan D. Eskow

Alan D. Eskow

Senior Executive Vice President and

Chief Financial Officer